

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 30, 2018

Jonathan New
Chief Financial Officer
Net Element, Inc.
3363 NE 163rd St., Suite 705
Miami, Florida, 33160

> **Re:** **Net Element, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed March 6, 2018**
> **File No. 333-222466**

Dear Mr. New:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2018 letter.

General

1.   Your revised disclosure in response to prior comment 1 suggests that you are developing ERC-20 compliant tokens. Please disclose the timing of the development of these tokens, how you intend to use them, and what material risks or uncertainties you anticipate, including any material regulatory risks.

2.   We note that the ecosystem will initially be deployed on "the public Ethereum or similar blockchain." Please provide a risk factor regarding your reliance on another blockchain network. For example, disclose the risks and consequences to the company if such network ceases to function, slows down in functionality, or forks.

3.   Your response to prior comment 2 indicates that you will introduce the blockchain-based ecosystem upon the conclusion of the initial phase. Please clarify whether the ecosystem will be launched at that time. If not, explain the additional developmental steps that will be taken in subsequent phases as well as the estimated period of time until launch.

Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Serge Pavluk, Esq.
        Snell & Wilmer, Esq.